Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months Ended June 30, 2025

OTTAWA, CANADA — August 6, 2025 — Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and six-month periods ended June 30, 2025. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“I am pleased with our performance in the first half of this year. We’re making strong progress on the Telesat Lightspeed technical and commercial fronts, and continuing our disciplined execution in our GEO segment,” commented Dan Goldberg, Telesat’s President and CEO.

“The Telesat Lightspeed backlog stands at over $1 billion, and we remain focused on adding to that as we pursue a wide range of opportunities across our target segments of enterprise, aviation, maritime and government. In our GEO business, the year is unfolding largely as we had expected, and we reiterate the 2025 guidance we shared at the outset of the year.”

For the quarter ended June 30, 2025, Telesat reported consolidated revenue of $106 million, a decrease of 30% ($46 million) compared to the same period in 2024. The impact from foreign exchange was minimal. The decrease was primarily due to a lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer, to reductions in services for certain other customers, including an Indonesian rural broadband program and another North American direct-to-home customer, and to lower LEO consulting revenues.

Operating expenses for the quarter were $51 million, a decrease of 10% ($6 million) from 2024. The impact from foreign exchange was minimal. The decrease was primarily due to higher capitalized engineering, lower consulting costs related to our LEO consulting revenue, and lower share-based compensation, partially offset by headcount growth for Telesat Lightspeed and higher legal and professional fees.

Adjusted EBITDA1 for the quarter was $59 million, a decrease of 43% ($45 million). The impact from foreign exchange was minimal. The consolidated Adjusted EBITDA margin1 was 55.3%, compared to 67.8% in the same period in 2024.

Telesat’s net income for the quarter was $76 million compared to $129 million for the same period in the prior year. The change was primarily due to a smaller gain on debt repurchase and lower revenue, partially offset by a gain on foreign exchange in the second quarter of 2025 as compared to a loss in the second quarter of 2024.

For the six-month period ended June 30, 2025, Telesat reported consolidated revenue of $223 million, a decrease of 27% ($82 million) compared to the same period in 2024. When adjusted for changes in foreign exchange rates, revenue declined 28% ($86 million) compared to 2024. The decrease for the six-month period is attributable to the same factors that accounted for the decrease in the three-month period ending June 30, 2025.

Operating expenses for the six-month period were $104 million, essentially unchanged from the same period in 2024. Benefits from higher capitalized engineering, lower consulting costs related to our LEO consulting revenue, and lower share-based compensation were offset by headcount growth for Telesat Lightspeed and higher legal and professional fees.

Adjusted EBITDA1 for the six-month period was $126 million, a decrease of 41% ($88 million) or 42% ($91 million) when adjusted for foreign exchange rates. The Adjusted EBITDA margin1 was 56.6%, compared to 70.3% in the same period in 2024.

For the six months ended June 30, 2025, Telesat’s net income was $24 million compared to net income of $77 million for the same period in the prior year. The change was primarily driven by lower revenues, a smaller gain on the repurchase of debt, and a loss related to an increase in the fair value of the Telesat Lightspeed financing warrants, partially offset by a foreign exchange gain in the first six months of 2025 compared to a loss in the first six months of 2024.

Business Highlights

•        Telesat Lightspeed Commercial Agreements

–       In April, Telesat signed a multi-year agreement with Viasat Inc. for Telesat Lightspeed services, under which Viasat, the largest broadband connectivity provider in the commercial aviation market, will integrate Telesat Lightspeed into their services portfolio for aviation, maritime, enterprise, and defense markets.

•        Backlog and Utilization as of June 30, 2025

–       Telesat had contracted GEO backlog2 of approximately $900 million.

–       Telesat had contracted LEO backlog2 of approximately $1 billion.

–       Fleet utilization was 70%, up 3.5% from March 31, 2025. Anik F3 reached the end of its station-kept fuel life in April 2025 and, as a result, was placed in inclined operations. Consistent with our utilization calculation methodology, Anik F3 was removed from our capacity utilization calculation once it entered inclined operations. If Anik F3 were still included in that calculation, utilization as of June 30, 2025 would have been 62%, a 4.5% decrease from March 31, 2025.

2025 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.42)

For 2025, Telesat continues to expect full year:

•        Revenues to be between $405 million and $425 million;

•        Adjusted EBITDA1 to be between $170 million and $190 million on a consolidated basis. This reflects LEO operating expenses of between $110 million and $120 million, an increase from 2024 of between $36 million and $46 million; and

•        Capital expenditures (including both cash paid and accrued) to be in the range of $900 million to $1,100 million, virtually all of which is related to Telesat Lightspeed.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2025 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Wednesday, August 6th, 2025, at 10:00 a.m. EDT to discuss its financial results for the quarter ended June 30, 2025. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 3355041. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/yhvahjij. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available from one hour after the end of the call on August 6, 2025 until 11:59 p.m. EDT on August 20, 2025. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 3355041.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Contacts:

Investor Relations

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including the financial outlook for 2025, including with respect to revenue, Adjusted EBITDA1, operating expenses and capital expenditures and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “believe,” “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation, rising or prolonged elevated interest rates, and increased tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025, and the form 6-K that was filed on August 6, 2025, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenue	$106,106	$152,433	$222,855	$304,608
Operating expenses	(50,556)	(56,283)	(103,598)	(103,395)
Depreciation	(25,914)	(31,644)	(51,823)	(68,039)
Amortization	(11,639)	(2,808)	(22,538)	(5,631)
Other operating gains (losses), net	(131)	(33)	3,819	(18)
Operating income	17,866	61,665	48,715	127,525
Interest expense	(53,631)	(61,942)	(110,295)	(126,372)
Gain on repurchase of debt	6,896	172,322	6,896	172,322
Interest and other income	6,834	20,237	13,042	41,365
Gain (loss) on change in fair value of financial instruments	(13,248)	—	(46,660)	—
Gain (loss) on foreign exchange	114,610	(34,477)	117,090	(102,890)
Income (loss) before income taxes	79,327	157,805	28,788	111,950
Tax (expense) recovery	(3,798)	(28,546)	(4,716)	(35,028)
Net income (loss)	$75,529	$129,259	$24,072	$76,922

Net income (loss) attributable to:
Telesat Corporation shareholders	$20,996	$35,452	$5,458	$20,690
Non-controlling interest	54,533	93,807	18,614	56,232
	$75,529	$129,259	$24,072	$76,922

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$1.43	$2.55	$0.38	$1.50
Diluted	$1.38	$2.45	$0.36	$1.45

Total Weighted Average Common Shares Outstanding
Basic	14,684,485	13,910,463	14,503,290	13,808,505
Diluted	16,562,440	15,856,505	16,238,156	15,654,401

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$547,386	$552,064
Trade and other receivables	50,854	158,930
Other current financial assets	411	565
Current income tax recoverable	20,516	29,253
Prepaid expenses and other current assets	253,184	280,460
Total current assets	872,351	1,021,272
Satellites, property and other equipment	2,485,903	2,277,143
Deferred tax assets	3,351	3,059
Other long-term financial assets	14,921	9,767
Long-term income tax recoverable	6,993	6,993
Other long-term assets	400,660	516,507
Intangible assets	470,211	497,466
Goodwill	2,499,892	2,612,972
Total assets	$6,754,282	$6,945,179

Liabilities
Trade and other payables	$89,990	$158,276
Other current financial liabilities	24,333	26,483
Income taxes payable	1,093	5,913
Other current liabilities	56,260	65,906
Total current liabilities	171,676	256,578
Long-term indebtedness	3,186,770	3,096,615
Deferred tax liabilities	165,103	175,544
Other long-term financial liabilities	675,176	630,556
Other long-term liabilities	276,360	289,181
Total liabilities	4,475,085	4,448,474

Shareholders’ Equity
Share capital	68,426	59,082
Accumulated earnings	487,342	467,333
Reserves	120,497	183,865
Total Telesat Corporation shareholders’ equity	676,265	710,280
Non-controlling interest	1,602,932	1,786,425
Total shareholders’ equity	2,279,197	2,496,705
Total liabilities and shareholders’ equity	$6,754,282	$6,945,179

Telesat Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flows For the six months ended June 30
(in thousands of Canadian dollars)	2025	2024
Cash flows from operating activities
Net income (loss)	$24,072	$76,922
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	51,823	68,039
Amortization	22,538	5,631
Tax expense (recovery)	4,716	35,028
Interest expense	110,295	126,372
Interest income	(13,295)	(40,516)
(Gain) loss on foreign exchange	(117,090)	102,890
(Gain) loss on change in fair value of financial instruments	46,660	—
Share-based compensation	5,592	11,443
(Gain) loss on disposal of assets	(3,819)	18
Gain on repurchase of debt	(6,896)	(172,322)
Deferred revenue amortization	(29,183)	(27,361)
Pension expense	2,728	2,821
Other	2,387	3,011
Income taxes paid, net of income taxes received	(9,961)	(20,846)
Interest paid, net of interest received	(91,158)	(75,520)
Government grant received	—	1,085
Operating assets and liabilities	108,847	(29,210)
Net cash from operating activities	108,256	67,485
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(347,267)	(188,250)
Cash payments related to property and other equipment	(69,945)	(31,725)
Purchase of intangible assets	—	(52)
Net proceeds from disposal of assets	4,500	—
Government grant received	—	109
Net cash (used in) generated from investing activities	(412,712)	(219,918)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	340,000	—
Repurchase of indebtedness	(4,501)	(128,498)
Payments of principal on lease liabilities	(1,552)	(1,267)
Satellite performance incentive payments	(1,204)	(1,830)
Tax withholdings on settlement of restricted and performance share units and exercise of stock options	(8,325)	(5,396)
Net cash (used in) generated from financing activities	324,418	(136,991)
Effect of changes in exchange rates on cash and cash equivalents	(24,640)	47,573
Changes in cash and cash equivalents	(4,678)	(241,851)
Cash and cash equivalents, beginning of period	552,064	1,669,089
Cash and cash equivalents, end of period	$547,386	$1,427,238

Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of Canadian dollars) (unaudited)	2025	2024	2025	2024
Net income (loss)	$75,529	$129,259	$24,072	$76,922
Tax expense (recovery)	3,798	28,546	4,716	35,028
(Gain) loss on foreign exchange	(114,610)	34,477	(117,090)	102,890
(Gain) loss on change in fair value of financial instruments	13,248	—	46,660	—
Interest and other income	(6,834)	(20,237)	(13,042)	(41,365)
Interest expense	53,631	61,942	110,295	126,372
Gain on repurchase of debt	(6,896)	(172,322)	(6,896)	(172,322)
Depreciation	25,914	31,644	51,823	68,039
Amortization	11,639	2,808	22,538	5,631
Other operating (gains) losses, net	131	33	(3,819)	18
Non-recurring compensation expenses(3)	763	1,144	1,222	1,388
Non-cash expense related to share-based compensation	2,351	6,009	5,592	11,443
Adjusted EBITDA	$58,664	$103,303	$126,071	$214,044

Revenue	$106,106	$152,433	$222,855	$304,608
Adjusted EBITDA Margin	55.3%	67.8%	56.6%	70.3%

End Notes

____________

1        Non-IFRS Accounting Standards Measures — Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

2        Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of June 30, 2025, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of June 30, 2025, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.0 billion.

3        Includes severance payments and special compensation and benefits for executives and employees.